William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

SUPPL

1st March 2010

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA


10015361

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

February 1st; 1st; 5th; 9th; 10th; 10th; 22nd; 25th; 26th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully



Dennis Read
Deputy Company Secretary

Encs.



Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 February 2010 14:28
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4667G
William Hill PLC
01 February 2010

The following notification was received on 29 January 2010 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
1 February 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying fina instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	FIL Limited
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached:	27 January 2010
6. Date on which issuer notified:	29 January 2010
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggei**		
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**	
			Indirect	**Direct**	**Indirect**

GB0031698896	35,050,498	35,050,498	34,749,680		34,749,680		4.95

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**
CFD	N/A	N/A	N/A	759,500		0.10

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
35,509,180	5.06

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including FIL Fund Management Limited (FFML), FIL Investment Services Ltd (FISL), FIL Gestion (FIGEST), FIL Asset Management (Korea) Limited (FIAKL), FIL Investments Management (Hong Kong) Limited (FIMHK), FIL Pension Management (FPM), Fidelity Investments Japan (FIJ) and FIL Investments International (FII), investment managers for various non-US investment companies and institutional cllients

Proxy Voting:	
10. Name of the proxy holder:	FIL Limited
11. Number of voting rights proxy holder will cease to hold:	300,818
12. Date on which proxy holder will cease to hold voting rights:	27 January 2010

13. Additional information:	None
14. Contact name:	Evangelos Karatzas
15. Contact telephone number:	Fil-regreporting@fil.com

Full Name of Shareholders Schedule

Shares Held	Management Company	Nominee/Registered Name
163,000	FPM	BANK OF NEW YORK BRUSSELS
37,700	FIL	BANK OF NEW YORK EUROPE LDN
1,119,271	FIMHK	BERMUDA TRUST FAR EAST HK
38,300	FIL	BNP PARIBAS, PARIS (C)
8,809,829	FIL	BROWN BROTHERS HARRIMAN LTD LUX
422,483	FIJ	BROWN BROTHERS HARRIMAN AND CO
156,840	FIL	BROWN BROTHERS HARRIMAN AND CO

41,115	FIL	HSBC INVST BANK LTD SEOUL
1,915,932	FII	JP MORGAN BOURNEMOUTH
575,758	FIL	JP MORGAN BOURNEMOUTH
18,057,195	FISL	JP MORGAN BOURNEMOUTH
220,459	FIJ	MASTER TRUST BANK OF JAPAN
19,400	FIL	NORDDEUTSCHE LANDERSBANK
97,508	FIL	NORTHERN TRUST CO
126,600	FIL	NORTHERN TRUST LONDON
343,400	FPM	NORTHERN TRUST LONDON
61,900	FIL	STATE STR BANK AND TR CO LNDN (S)
188,200	FIA(K)L	STATE STR HONG KONG
1,705,178	FIL	JP MORGAN BOURNEMOUTH (C)
218,197	FIJ	NOMURA TRUST AND BANKING (C)
265,315	FIJ	MASTER TRUST BANK OF JAPAN (C)
35,900	FIL	NATIONAL ASTL BK MELBOURNE (S)
27,700	FIL	HSBC TRINKAUS UND BURKH AG (C)
22,500	FIL	STATE STR BK AND TR CO LNDN (C)
41,700	FIL	CITIBANK NA HONG KONG BR (S)
38,300	FIL	MELLON BANK NA (S)
759,500		N/A (CFD)
35,509,180		**Grand Total Ordinary Shares**

Current Ownership Percentage:	**5.06%**
Total Shares Held:	**35,509,180**
Issued Share Capital:	**701,003,155**

END

HOLZMGGZDMDGGZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 01 February 2010 14:29

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4670G
William Hill PLC
01 February 2010

1 February
2010

William Hill PLC (the "Company")

Total Voting Rights

On 1 February 2010 William Hill PLC has 701,003,155 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 643,045 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 701,003,155 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

TVRZFLFBBLFLBBD

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 05 February 2010 15:00
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7699G
William Hill PLC
05 February 2010

5 February 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 4 February 2010, 67,086 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was between 127 and 139 pence.

Following the above transfer of shares out of treasury, the Company has a total of 701,070,241 ordinary shares in issue, in addition 575,959 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

POSLLFESFTIEIII

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 09 February 2010 14:26
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8963G
William Hill PLC
09 February 2010

Notification of Final Results

09 February 2010

William Hill PLC (LSE: WMH) (William Hill or the Group) will announce its final results for the 52 weeks ended 29 December 2009 on Friday, 26 February 2010.

An analyst meeting will be held at The Lincoln Centre at 9.00 a.m. GMT. This will also be accessible via a conference call and webcast. Details are as follows:

Meeting:	Live conference call:	Archive conference call:	Webcas
9.00 a.m. GMT The Lincoln Centre 18 Lincoln's Inn Fields London WC2A 3ED	Tel: 0845 634 0041 Int'l: +44 (0)20 8817 9301 PIN: 2426517	Tel: +44 (0)20 7769 6425 Int'l: +44 (0)20 7769 6425 PIN: 2426517 (available after the meeting until Friday, 5 March 2010)	www.will (availabl an archi Februar

A separate conference call will be held at 11.00 a.m. GMT for debt analysts. Dial-in details are:

UK telephone: 0845 634 0041
International: +44 (0) 20 8817 9301
PIN: 2426595

Enquiries:
William Hill PLC
Lyndsay Wright
Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: 020 7404 5959

About William Hill PLC

William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

END

NORSSMFLUFSSEFE

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 10 February 2010 15:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9718G
William Hill PLC
10 February 2010

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
10 February 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying fina instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	FIL Limited
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached:	5 February 2010
6. Date on which issuer notified:	9 February 2010
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggei**		
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**	
			Indirect	**Direct**	**Indirect**

GB0031698896	34,563,741	34,563,741	34,245,741		34,245,741		4.88

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
CFD	N/A	N/A	N/A	759,500		0.10

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
35,005,241	4.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including FIL Fund Management Limited (FFML), FIL Investment Services Ltd (FISL), FIL Gestion (FIGEST), FIL Asset Management (Korea) Limited (FIAKL), FIL Investments Management (Hong Kong) Limited (FIMHK), FIL Pension Management (FPM), Fidelity Investments Japan (FIJ) and FIL Investments International (FII), investment managers for various non-US investment companies and institutional clients

Proxy Voting:	
10. Name of the proxy holder:	FIL Limited
11. Number of voting rights proxy holder will cease to hold:	318,000
12. Date on which proxy holder will cease to hold voting rights:	5 February 2010

13. Additional information:	None
14. Contact name:	Evangelos Karatzas
15. Contact telephone number:	Fil-regreporting@fil.com

Full Name of Shareholders Schedule

Shares Held	Management Company	Nominee/Registered Name
157,500	FPM	BANK OF NEW YORK BRUSSELS
34,800	FIL	BANK OF NEW YORK EUROPE LDN
1,080,532	FIMHK	BERMUDA TRUST FAR EAST HK
38,300	FIL	BNP PARIBAS, PARIS (C)
8,809,829	FIL	BROWN BROTHERS HARRIMAN LTD LUX
420,683	FIJ	BROWN BROTHERS HARRIMAN AND CO
156,840	FIL	BROWN BROTHERS HARRIMAN AND CO

41,115	FIL	HSBC INVST BANK LTD SEOUL
1,915,932	FII	JP MORGAN BOURNEMOUTH
555,558	FIL	JP MORGAN BOURNEMOUTH
17,847,095	FISL	JP MORGAN BOURNEMOUTH
220,459	FIJ	MASTER TRUST BANK OF JAPAN
17,900	FIL	NORDDEUTSCHE LANDERSBANK
97,508	FIL	NORTHERN TRUST CO
117,100	FIL	NORTHERN TRUST LONDON
321,400	FPM	NORTHERN TRUST LONDON
57,100	FIL	STATE STR BANK AND TR CO LNDN (S)
173,400	FIA(K)L	STATE STR HONG KONG
1,595,478	FIL	JP MORGAN BOURNEMOUTH (C)
218,197	FIJ	NOMURA TRUST AND BANKING (C)
247,315	FIJ	MASTER TRUST BANK OF JAPAN (C)
27,700	FIL	HSBC TRINKAUS UND BURKH AG (C)
20,700	FIL	STATE STR BK AND TR CO LNDN (C)
37,900	FIL	CITIBANK NA HONG KONG BR (S)
35,400	FIL	MELLON BANK NA (S)
759,500		N/A (CFD)
35,005,241		**Grand Total Ordinary Shares**

Current Ownership Percentage: **4.99%**

Total Shares Held: **35,005,241**

Issued Share Capital: **701,070,241**

END

HOLMMGMZKGVGGZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 10 February 2010 15:44
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9734G
William Hill PLC
10 February 2010

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
10 February 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying fina instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	9 February 2010
6. Date on which issuer notified:	10 February 2010
7. Threshold(s) that is/are crossed or reached:	Above 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the trigge**		
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**	
			Indirect	**Direct**	**Indirect**

GB0031698896	45,143,843	34,875,350	46,343,843	N/A	36,075,350	N/A	5.15%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
36,075,350	5.15%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:		
Schroder Investment Management Limited	35,401,489	5.05%
Schroder Investment Management North America Limited	673,861	0.10%

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	Taryn O'Donoghue
15. Contact telephone number:	020 7658 6000

END

HOLDMGMZKGGGGZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 22 February 2010 10:01

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4669H
William Hill PLC
22 February 2010

22 February 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 19 February 2010, 1,258 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 139 pence.

On the same date, a further 11,075 ordinary shares held by the Company in treasury were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's LTIP 2004 and Performance Share Plans 2005 and 2006.

Following the above transfers of shares out of treasury, the Company has a total of 701,082,574 ordinary shares in issue, in addition 563,626 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

POSLIFEAFTIFFII

Regulatory Story

Go to market news section

Company	William Hill PLC
TIDM	WMH
Headline	Holding(s) in Company
Released	16:42 25-Feb-2010
Number	7091H16

RNS Number : 7091H
William Hill PLC
25 February 2010

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
25 February 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	X
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	23/02/2010
6. Date on which issuer notified:	24/02/2010
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

3169889	29,695,658	29,695,658	19,896,085	19,896,085	15,171,237	2.84	2.16

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
35,067,322	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company / Fund	Number of Shares	% of issued share capital
Alliance Bernstein Direct	2,735,820.00	0.390228
Alliance Capital Management Direct	3,700,520.00	0.527829
AXA Financial, Inc Indirect	8,710,918.00	1.242495
AXA IM UK Direct	13,459,745.00	1.919852
AXA IM UK Indirect	2,413,250.00	0.344218
AXA Rosenberg Indirect	4,047,069.00	0.577260
Total Direct	**19,896,085**	**2.83791**
Total Indirect	**15,171,237**	**2.16397**
TOTAL	**35,067,322**	**5.00188**

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	AXA IM UK is a 100% direct subsidiary of AXA IM S.A., which is in turn indirectly wholly owned by AXA S.A.
14. Contact name and address:	Kyere Tabiri 7 Newgate Street, London EC1A 7NX, UK
15. Contact telephone number:	020 7003 1510

Annex to Notification of Major Interests in shares

Identification of the person or legal entity subject to the notification obligation	
Full name	AXA S.A and its group of companies
Contact Address	25 Avenue Matignon, 75008 Paris
Phone Number	
Other Useful information	

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLDMGZZVKMGGZM

CLOSE

Regulatory

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 26 February 2010 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7194H
William Hill PLC
26 February 2010

William Hill PLC

Solid performance in a year of transformational change

26 February 2010

William Hill PLC (William Hill or the Group) (LSE: WMH) announces its *results for the 52 weeks ended 29 December 2009 (the period).*

Financial highlights	52 weeks ended 29 Dec 2009 (£m)	52 weeks ended 30 Dec 2008 (£m)	Change vs 2008 (%
Net revenue	997.9	963.7	4%
- Retail net revenue	757.5	790.7	-4%
- William Hill Online net revenue[1]	203.5	125.1	63%
EBITA[2]	258.5	278.6	-7%
Profit before tax (pre-exceptionals)	197.5	216.1	-9%
Exceptional items	-76.6	77.2	-
Profit before tax (post-exceptionals)	120.9	293.3	-59%
Earnings per share - basic, adjusted[3]	20.6p	31.9p	-35%
Earnings per share - basic [3]	9.5p	47.3p	-80%
Dividend per share	7.5p	7.75p	-3%

The Group has delivered a solid performance in a year characterised by significant volatility in sporting results and tough economic conditions. Group net revenue was up 4% to £997.9m and pre-exceptional earnings before interest, tax and amortisation (EBITA) was down by 7% to £258.5m. Underlying performance in Retail was robust and William Hill Online made good progress against the backdrop of its transformational activities.

Whilst reported post-exceptional pre-tax profit and earnings per share (EPS) are substantially lower than in 2008, this is a result of the exceptional charges and the *increased number of shares in issue following* the rights issue. The year-on-year change is largely driven by the swing *from a profit* on the transfer of 29% of William Hill Online to Playtech in 2008 to the exceptional charges for accounting adjustments in 2009. Of the exceptional charges, only £9.1m are cash items in 2009.

Overall, however, 2009 was a year of transformation across the Group. At William Hill Online we have integrated the assets acquired from Playtech, expanded our operations and transformed our product offering. In Retail, we will shortly complete the roll-out of the 'Storm' cabinets, delivering state-of-the-art gaming machines across much of the estate. We also have a stronger balance sheet, with a substantially lower net debt position,

diversified sources of funding and longer maturities.

Key points on 2009 performance vs 2008:

- Strong fourth quarter with higher than average football margins
- Robust Retail performance in tough economic conditions
  - OTC gross win -12%
  - Gaming machines gross win +8%
  - OTC gross win margin of 17.7% within normal trading range
- William Hill Online platform for growth established
  - Integration completed
  - Sportsbook net revenue flat but good growth in amounts wagered +19% and customer accounts +30%
  - Gaming net revenue +95% (pro forma +11%)
  - Unique active players +31% and new accounts +28%
- Net debt for covenant purposes reduced by £419.5m to £602.6m, reflecting successful rights issue and strong operating cash flow

Notes:

(1) 2009 period includes assets acquired from Playtech.

(2) Earnings before interest, tax and amortisation relating to trade names, affiliate relationships and non competition agreements as described in note 12 to the Group Financial Statements, excluding exceptional items.

(3) 2008 EPS numbers are restated to reflect the rights issue completed in April 2009. EPS is based on 641.3 million shares for 2009 and 494.4 million shares for 2008.

(4) Pro forma numbers compare William Hill Online's 2009 results with the combined 2008 results of William Hill's existing online business and the assets acquired from Playtech, as detailed in the announcement issued on 20 October 2008.

Ralph Topping, Chief Executive of William Hill, commented:

"In terms of 2009, the scale and breadth of our business ensured that we were well-placed to ride out the extra volatility in sporting results and the areas affected by the economy were counteracted by good growth in gaming machines and our improving online performance.

"We have transformed key parts of William Hill in the last year. William Hill Online is almost unrecognisable from a year ago, with highly competitive gaming products, proven marketing expertise and a Sportsbook that has more pre-match and live betting products. 'Storm' machines will shortly be available across much of the estate, giving us 22-inch HD technology to enhance the customer experience. In addition, we have addressed the balance sheet issues to leave us in a much stronger position."

Analyst and investor presentation			
Meeting: 9.00 a.m. GMT The Lincoln Centre 18 Lincoln's Inn Fields London WC2A 3ED	**Live conference call:** Tel: 0845 634 0041 Int'l: +44 (0)20 8817 9301 Passcode: 2426517	**Archive conference call:** Tel: +44 (0)20 7769 6425 Int'l: +44 (0)20 7769 6425 PIN: 2426517 (available after the meeting until 5 March 2010)	**Video webcast:** www.williamhillplc.com Available live and until 26 February 2011 as an archive

Enquiries:		
William Hill PLC	Ralph Topping, Chief Executive Simon Lane, Group Finance Director Lyndsay Wright, Head of IR	Today: tel +44 (0) 20 7404 5959 Thereafter: tel +44 (0) 20 8918 3600
Brunswick	Simon Sporborg Justine McIlroy Tom Williams	Tel: +44 (0) 20 7404 5959

Notes to editors:

William Hill is one of the UK's leading betting and gaming companies and employs more than 16,000 people. It is one of the UK's largest bookmakers, and also operates in Ireland, with over 2,300 LBOs that provide betting opportunities on a

wide range of sporting and non-sporting events and, in the UK, offer gaming machines. The Group's online business, William Hill Online, is one of the leading European online betting and gaming businesses by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

Cautionary note regarding forward-looking statements

These results include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout these results and the information incorporated by reference into these results and include statements regarding the intentions, beliefs or current expectations of the directors, William Hill or the Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of William Hill and the industry in which it operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond William Hill's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industry in which it operates may differ materially from the impression created by the forward-looking statements contained in these results and/or the information incorporated by reference into these results. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Group and the development of the industry in which it operates, are consistent with the forward-looking statements contained in these results and/or the information incorporated by reference into these results, those results or developments may not be indicative of results or developments in subsequent periods.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules), William Hill does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

The Group has delivered a solid performance in a year characterised by significant volatility in sporting results and tough economic conditions. Group net revenue was up 4% to £997.9m and pre-exceptional earnings before interest, tax and amortisation (EBITA) was down by 7% to £258.5m. Underlying performance in Retail was robust and William Hill Online made good progress against the backdrop of its transformational activities.

Whilst reported post-exceptional pre-tax profit and earnings per share (EPS) are substantially lower than in 2008, this is a result of the exceptional charges and the increased number of shares in issue following the rights issue. The year-on-year change is largely driven by the swing from a profit on the transfer of 29% of William Hill Online to Playtech in 2008 to the exceptional charges for accounting adjustments in 2009. Of the exceptional charges, only £9.1m are cash items in 2009.

Overall, however, 2009 was a year of transformation across the Group. At William Hill Online we have integrated the assets acquired from Playtech, expanded our operations and transformed our product offering. In Retail, we will shortly complete the roll-out of the 'Storm' cabinets, delivering state-of-the-art gaming machines across much of the estate. We also have a stronger balance sheet, with a substantially lower net debt position, diversified sources of funding and longer maturities.

Summary of 2009 trading performance

While we would normally expect fluctuations in sporting results during a year, these were more extreme in 2009 than we had experienced previously. We were negatively impacted by the cancellation of horseracing fixtures in January and February and results going in the customers' favour at the Cheltenham Festival, offset by an exceptional Grand National result in April. For the first time, we recorded a loss on football in May and were further impacted at the start of the 2009/10 football season by an unusually low level of draws. However, football results favoured us in the fourth quarter, with the margin significantly ahead of the 20-25% average. In spite of these extreme fluctuations, we delivered an OTC gross win margin of 17.7% in line with our normal 17-18% OTC margin range.

As the UK's leading bookmaker, the scale and breadth of our business ensured that we were well-placed to ride out the unusually pronounced fluctuations in sports-betting that we saw during the year. As a result of the economy, we saw both a decline in Retail OTC amounts wagered and some weakness in player yields in Online, in common with the rest of the online industry. These were counteracted by good growth in gaming machines and our improving Online performance.

Retail

Overall, our Retail business delivered a robust performance in the challenging economic environment. There was an 8% decline in amounts wagered, comprised of a 3% fall in the number of slips and a 5% reduction in the average pence per slip. OTC gross win/net revenue declined by 12% as a result of the fall in amounts wagered and higher than usual margin in the 2008 comparator year. This was partially offset by a continuing good performance from gaming machines, with gross win growing by 8%. We are on track to complete the roll-out of the new 'Storm' cabinets across much of the estate by the end of the first quarter of 2010. Costs continued to be tightly controlled, increasing by just 1% on an underlying basis. As a consequence of these factors, EBIT (pre-exceptional items) fell by 16% to £202.7m. We remain focused on increasing our market share through organic growth and expanded the estate during the year by adding 55 new licences.

Online

Our goal for William Hill Online is to create a leading international business that is competitive not only in the UK but also across Europe and the rest of the world. We are building a business based on a strong sports-betting offering, high-quality gaming products and specialist marketing and customer services capabilities.

William Hill Online made good progress during the year, integrating the assets we acquired from Playtech in December 2008 and expanding these operations while delivering a good financial performance. We established our headquarters in Gibraltar, including transferring approximately 100 employees from the UK and moving both the Sportsbook and our remaining UK-based gaming activities. We have established a highly competitive product portfolio, launching new poker and casino sites on williamhill.com using Playtech's market-leading software and continuing to enhance the Orbis-based Sportsbook that we launched in December 2008 by expanding the breadth and depth of our product range. Against the backdrop of this substantial integration and development, William Hill Online delivered good net revenue growth, up 8% on a pro forma basis, and saw significant growth in new accounts and the number of unique active players, up 28% and 31%, respectively. Reflecting the investment in creating the platform for growth, operating costs increased by £13.7m and marketing costs by £4.8m in 2009. EBITA was 36% higher year-on-year but 2% lower on a pro forma basis at £74.4m.

As we outlined in the analyst and investor day presentations in November 2009, we are confident that the online market presents a substantial growth opportunity for the Group. Having now developed an internationally focused platform and highly competitive product suite, we are increasingly focusing on building our brand awareness and market share both in the UK and across international markets. As part of this initiative, we intend to increase our investment in marketing from the current level of around 21% of online net revenue to around 25%. This investment will be a critical component in achieving our goal of enhancing William Hill Online's position as one of Europe's top three online betting and gaming businesses and will, we believe, underpin our focus on driving revenue and profit growth over the coming years.

Telephone

Our Telephone business has continued to be impacted by the uneven playing field benefitting offshore

competitors and betting exchanges. Net revenue declined by 25% and we recorded a loss of £1.8m. We are committed to continuing to operate this business, which particularly serves a higher-staking and loyal customer base, and are reviewing our options for returning this channel to an acceptable level of profitability.

International joint venture

William Hill Online remains the focus for our expansion outside the UK. Following our withdrawal from the Italian land-based joint venture in 2008, we completed the withdrawal from our Spanish joint venture in January 2010 with the sale of our share in the joint venture to our partner, Codere S.A.

Exceptional items

We recorded exceptional costs totalling £76.6m, of which £67.5m are non-cash items in 2009. Exceptional operating expenses included £10.2m for William Hill Online integration costs. Given the performance of Telephone and our Republic of Ireland estate, we have written-off £34.8m of the £80.4m Telephone goodwill and taken a £8.2m impairment charge relating to Ireland, both of which are non-cash items.

The largest other exceptional cost is a £20.5m fair-value loss on our legacy hedging arrangements. This reflects our reduced requirement for hedging of floating rate interest costs following the reduction in our bank debt after the rights issue and substitution of £300m of bank debt with the corporate bond in November 2009. The exceptional item is in line with the guidance given at the time of announcing the corporate bond. This is a non-cash item in 2009 as the payments under the hedging contracts will continue to be made across the term of the contracts. The cost of the ongoing effective hedging arrangements is included in our effective interest rate guidance.

Current trading

In the seven weeks from 30 December 2009 to 16 February 2010, Group net revenue was down 0.6%. Although the severe weather led to fixture cancellations in early January, this is broadly in line with the number of weather-related cancellations in the first two months of 2009.

In Retail, gross win was down 5% (net revenue was down 6%, reflecting the return to 17.5% VAT on machines). OTC amounts wagered were down 6% but OTC gross win was down 13% as there was a higher than normal margin in 2009. However, gaming machines have continued to deliver good growth, with gross win up 7% in the period.

Online is showing encouraging signs of delivering the benefits of the platform established in 2009. Net revenue was up 22%, with Sportsbook the strongest performer delivering a 74% increase in net revenue. Gaming net revenue increased by 8%.

As a result the Board's overall expectations for the current financial year remain unchanged.

Outlook and priorities for 2010

Given the macro-economic position, we expect trading conditions will continue to be challenging in 2010, particularly in terms of the weakness in OTC amounts wagered seen in 2009.

As 2010 is a World Cup year, we would expect some benefit in terms of traffic and, subject to results, net revenue. The last World Cup generated an estimated £5-6m contribution OTC in Retail, net of marketing costs and assuming a level of substitution.

We also expect Retail to benefit from continued growth in gaming machine revenue following the roll-out of the new 'Storm' cabinets, which will be complete by the end of the first quarter. The return to 17.5% VAT will cost us approximately £8m in 2010, predominantly from gaming machines. We aim to keep operating cost increases in Retail to approximately 4%, including estate development. We are also planning to restart refurbishment spend on the Retail estate, having cut back while addressing our refinancing.

We are continuing to enhance our product offering on williamhill.com including launching a further 21 localised Sportsbook sites during 2010 and substantially expanding our in-play offering. We are also building an international team with dedicated trading and management resources to support our expansion into key countries.

As discussed above, we intend to increase our marketing investment in 2010, including investing in online marketing campaigns and offline brand-building activities as we seek to increase our profile and market share in both the UK and key territories in Europe. In many cases, this will be the first time the William Hill brand and Sportsbook have been promoted in these countries.

Regulation and gaming taxation

During the year, the regulatory spotlight was on gaming machines with the conclusion of the Gambling Commission's report on high-stake, high-prize gaming machines and the Treasury's consultation on a proposed change to the basis of machines taxation.

The conclusions of the Gambling Commission's report were broadly positive. It highlighted that the range of stakes and prizes permitted in Britain is relatively low and that the existing regulatory framework contains a number of measures to protect players. The Commission proposed a programme of further research focused on improving education, information and player control, which is expected to take as much as five years to complete. We welcome this report, which takes a data-driven view of problem gambling. It should help to support a more measured approach to machines in future and to separate the questions of regulation and tax, which are often linked erroneously.

In 2009, HM Treasury proposed to simplify the gaming tax regime by replacing VAT and Amusement Machine

Licence Duty (AMLD) on machines with Gross Profits Tax (GPT). HM Treasury indicated that it aimed to effect this transition on a tax neutral basis and consulted with the gambling industry to identify tax neutral rates. The Association of British Bookmakers conducted econometric modelling of bookmakers and identified a tax neutral rate of around 18%. However, other parts of the gambling industry are believed to have a tax neutral rate closer to 15% and the bookmakers have lobbied for a single industry-wide rate of 15% to support a low margin business in recessionary times. The consultation closed in October 2009 and a decision is not expected ahead of the General Election.

In 2010, the latest Prevalence Study is due to be published by the Gambling Commission. The last report, published in October 2007, indicated that problem gambling had not changed significantly since the 1999 report, with an estimated 0.6% of Britain's adult population believed to have a propensity to be problem gamblers.

In January 2010, DCMS announced a proposed policy change that online operators who are outside the UK but who contract with or target UK consumers should be licensed by the UK Gambling Commission. This is intended to ensure that offshore operators comply with the reporting standards of the Gambling Commission and contribute to the funding of the Gambling Research Education and Treatment (GREaT) Foundation. A 12-week consultation with the industry is expected to start in the first quarter of 2010. William Hill as a group already makes very significant payments to the GREaT Foundation and William Hill Online has no issues with meeting UK regulatory standards.

The regulation of online betting and gaming businesses is continuing to develop across the world and we expect further shifts to come during the course of 2010, both in Europe and in the rest of the world.

Refinancing

During 2009, we completed a series of refinancing activities that have strengthened our balance sheet by reducing our debt levels and diversifying our sources of funding.

In February 2009, we entered into new bank debt facilities that, together with an existing £250m facility, provided aggregate funding of £838.5m. At the same time, we announced a one-for-one rights issue to raise £350m, which filled the funding gap left by the reduced facilities available from the bank debt market. This, coupled with strong operating cash flow, reduced our net debt for covenant purposes from £1,022.1m at 30 December 2008 to £636.7m at 30 June 2009.

In November 2009, we completed our debut corporate bond issue, raising £300m (before expenses) from a seven-year bond at a coupon rate of 7.125%. The bond was five times oversubscribed. The proceeds of the bond have been used to pay down bank debt to diversify our sources of funding.

We have continued to pay down debt from operating cash flows and, in conjunction with the rights issue, have reduced our net debt for covenant purposes by £419.5m to £602.6m. Our net debt to EBITDA ratio has been reduced from 3.2 times at 30 December 2008 to 2.2 times at 29 December 2009.

Dividend

The Board has approved a second interim dividend, in lieu of a 2009 final dividend, of 5.0p per share (2008 - no final dividend). It will be payable on 1 April 2010 so that it will be received in the current tax year. The ex-dividend date is 10 March 2010 and the record date is 12 March 2010. Together with the first interim dividend of 2.5p per share, this makes a total dividend of 7.5p per share for 2009. This year's dividend reflects the increased number of shares in issue following the rights issue and is calculated on the number of shares in issue at 29 December 2009 which, excluding shares held in Treasury, totalled 697.2 million.

As we continue to be highly cash generative, our policy is to pay a dividend at approximately 2.5 times dividend cover, reducing over time to approximately 2.0 times.

Board changes

On 24 November 2009, we announced that Neil Cooper will be joining us as Group Finance Director. He is currently Group Finance Director of Bovis Homes, where his role encompasses external and management reporting, financing and treasury, IT, Internal Audit and investor relations. He joined Bovis Homes in 2007 after an eight-year career with Whitbread plc. Mr Cooper succeeds Simon Lane, who has been Group Finance Director for four years. Mr Lane decided that he wanted to seek a fresh challenge to develop his career and plans to leave the Group on 31 March 2010. Mr Cooper is expected to join the Group and to be appointed to the Board on 10 May 2010.

On 20 January 2010, we announced that Charles Scott, who has been with the Group as a director since 1999 and Chairman since 2004, has informed the Board that he will be standing down as Chairman by the end of 2010. The Board has started the process to appoint Mr Scott's successor and a further announcement will be made when appropriate.

Operating review

The following table provides a summary of the key financial results from William Hill's principal activities:

	Net revenue			Operating profit before exceptional items		
	2009	2008	Change	2009	2008	Change
	£m	£m	%	£m	£m	%
Retail	757.5	790.7	-4%	202.7	240.1	-16%

Online	203.5	125.1	+63%	74.4	54.6	+36%
Telephone	29.7	39.8	-25%	(1.8)	5.9	-131%
Other	7.2	8.1	-11%	0.6	1.2	-50%
JVs	-	-	-	(3.1)	(5.8)	+47%
Associates	-	-	-	2.8	2.9	-3%
Central overheads	-	-	-	(17.1)	(20.3)	+16%
EBITA	-	-	-	**258.5**	**278.6**	**-7%**
Amortisation	-	-	-	(5.5)	-	-
Total	**997.9**	**963.7**	**+4%**	**253.0**	**278.6**	**-9%**

Retail

Our Retail business, comprising over-the-counter (OTC) betting and gaming machines, accounts for approximately 80% of the Group's EBIT. Gross win/net revenue in Retail was down 4% compared with 2008, comprised of a 12% decline in OTC gross win/net revenue and an 8% gross win increase in gaming machines (gaming machine net revenue increased by 10%, which is higher than the gross win growth as a result of the lower VAT rate in 2009). Operating profit fell by 16%.

Trading overall was strong in Q4 after a run of more favourable football results in October and November. As a result, the OTC gross win/net revenue margin for the full year returned to normal trading levels at 17.7% (2008 - 18.3%).

Gaming machines continued to perform strongly in 2009. The average number of machines grew by 2% to 8,716 (2008 - 8,549). The total number of machines at 29 December 2009 was 8,772. The gross win per machine per week increased by 6% to £758 (2008 - £716). We continued to promote higher margin category B3 games and category C content and increased the gross win margin from 3.0% in 2008 to 3.1%.

In October 2009, we started the roll-out of the new 'Storm' cabinets produced by Inspired Gaming. We are on track to replace all the Inspired Gaming cabinets with the high-definition, 22-inch dual screen 'Storm' cabinets by the end of the first quarter of 2010. By the end of 2009, 3,375 of the c.6,300 cabinets had been installed in a total of 866 shops.

We have continued to control costs rigorously in Retail, including implementing an all-employee pay-freeze since March 2009. Overall costs increased by 3% compared with 2008, in line with management expectations, but by only 1% on an underlying basis excluding development and one-off impacts. The overall cost growth included higher energy costs, an extra month of fees under the Turf TV contract, which started in February 2008, and estate development.

We continue to invest in developing and expanding our retail estate in order to increase market share and drive incremental growth in the Retail channel. During 2009, we invested £14.4m in estate development and completed 93 projects, which included opening 55 new shops and re-siting or extending 38 existing shops. We increased the average number of LBOs by 1% to 2,324 (2008 - 2,299). The total number of LBOs at 29 December 2009 was 2,342 (2008 - 2,319).

Online

We successfully completed the extensive integration of William Hill Online in the second half of 2009, following the acquisition of certain assets from Playtech in December 2008. This included:

- building a new management team and headquarters operation in Gibraltar;
- transferring employees from the UK and Israel to Gibraltar and other locations worldwide;
- transferring Sportsbook and fixed-odds games from the UK to Gibraltar;
- improving our gaming offering by launching new poker and casino websites using Playtech's software;
- improving our Sportsbook offering by developing localised sites for key European targets as well as the UK and expanding the size and quality of our in-play betting product range; and
- expanding our marketing reach by connecting our market-leading affiliates network to williamhill.com.

Against this backdrop, William Hill Online performed well, increasing net revenue by 63% (pro forma - up 8%) and operating profit by 36% (pro forma - decrease of 2%). We acquired 665,000 new accounts, up 28%, and increased our unique active players by 31% to 1.3 million.

Sportsbook turnover grew by 19%, driven by the enhanced product range and improved bet-in-play offering. However, the margin was 6.6% (2008 - 7.5%), reflecting sporting results and weak racing and in-play margins. As a result, Sportsbook net revenue was flat year on year. The in-play margins are now improving as a result of the steps we have taken to increase our content and automate our systems.

As part of our preparations for expanding Sportsbook internationally, we have invested in developing our international team, including additional traders with specialist European sports knowledge to support the international growth of the Sportsbook. In December, we launched a fifth fully localised site. During the first half of 2010, we will launch a further 21 localised sites, adding 16 further languages and five English-language sites for different territories around the world.

We have substantially improved our in-play product offering in football and tennis, leveraging our core sports-betting expertise to develop a proprietary, market-leading and differentiated service. By replacing existing data feeds and developing in-house algorithms, we are already the in-play market leader in tennis and aim to have the dominant offering in in-play football by the middle of 2010.

In August 2009, we completed the transfer of the Sportsbook and our fixed-odds games from the UK to

Gibraltar as part of the integration. This gives us access to a unique talent base, an established regulatory environment and a competitive tax regime. We saved approximately £4m in 2009 and expect to make a fully annualised saving of approximately £10m in 2010.

Our gaming products performed strongly in 2009, achieving net revenue growth of 95% (pro forma - up 11%). Casino and bingo/skill continued to perform well, increasing net revenue by 120% and 41% respectively (pro forma - up 14% and 37% respectively).This reflects strong growth in new accounts, up 39% in casino and 63% in bingo. Poker declined after we migrated our customers in March to an integrated site on the Playtech i-Poker network. It was also affected by the uneven playing field created by US-facing sites that is impacting much of the online poker industry at this time. Net revenue from poker increased by 36% compared with William Hill's standalone online business but declined 14% on a pro forma basis. We are confident the benefits of this more liquid platform will be demonstrated in due course and have continued to enhance the product by adding Sterling- and Euro-based tables to the existing US dollar-denominated ones.

We invested in expanding William Hill Online's operations in 2009 and will invest in increasing our marketing activities in 2010. Operating costs were £13.7m higher on a pro forma basis, including increases of £4.8m for staff, £2.2m for the Gibraltar office and £5.1m for depreciation of the Sportsbook, and we invested an additional £4.8m in marketing costs. The average cost per customer acquisition reduced by 12% on a full-year basis.

Telephone

Telephone is the most mature channel of our business and contributes approximately 3% of Group net revenue. With approximately 113,700 active customers as at 29 December 2009, it is one of the largest telephone-based betting businesses in the UK.

During 2009, telephone betting generated net revenue of £29.7m – a 25% decline from 2008 – and an operating loss of £1.8m (2008 - profit of £5.9m). This included some high-roller losses and the impact of adverse sporting results but, more broadly, Telephone is suffering from the uneven tax and regulatory playing field that is benefitting betting exchanges and offshore operators. We are currently reviewing the situation with a view to returning Telephone to profitability.

Following an impairment review, we have written-off £34.8m of the £80.4m asset relating to Telephone goodwill.

International

In January 2010, we announced the completion of our withdrawal from our Spanish joint venture with the sale of our interest in the joint venture to our partner, Codere, for €1. In 2009, our share of the loss in the joint venture was £3.1m (2008 - share of loss of £5.8m).

Financial review

Net revenue

Group net revenue in 2009 was £997.9m (2008 - £963.7m), an increase of 4% that was attributable, primarily, to the expanded online business.

Cost of sales

Cost of sales includes taxes, levies and royalties relating to the operation of a betting and gaming company such as the horseracing levy, greyhound racing levy, gross profit tax on the Group's net revenue, AMLD payable on gaming machines and royalties to third parties for software. Costs of sales decreased by 5% to £158.2m (2008 - £166.2m).

Net operating expenses

Net operating expenses, excluding exceptional items but including operating income, for the Group were £586.4m, an increase of 14%. Of this increase, approximately half relates to the Uniplay assets acquired from Playtech. Staff costs, which represent approximately half of our total costs, increased by 4%, with increased staff costs in William Hill Online partially offset by rigorous cost control in Retail. Other increases include property costs, reflecting the higher average number of LBOs trading, depreciation, which now includes the costs of the Sportsbook investment, and marketing investment in William Hill Online.

Other operating income

Other operating income in 2009 was £6.1m (2008 - £6.9m), which includes revenues from the rental of properties and vending.

Exceptional operating expenses

There were exceptional operating expenses of £53.2m in the period (2008 - £10.8m), of which £47.0m are non-cash items. These exceptional expenses comprise £10.2m for William Hill Online integration costs, a write-off of £34.8m of the goodwill held on the balance sheet for Telephone and an £8.2m impairment relating to our estate in the Republic of Ireland. The integration costs are in line with previous guidance. The Telephone and Republic of Ireland charges reflect weaker trading in both areas. We closed 14 shops in the Republic of Ireland during the course of 2009 and are reviewing the remaining 35 shops. As stated above, we are reviewing ways to return Telephone to profitability during the course of 2010.

Share of results of associates and joint ventures

These relate to the Group's share of profit from our associate SIS and our share of losses in respect of the joint venture in Spain. In January 2010, the Group completed the sale of our share in the joint venture to our partner, Codere S.A., for €1. The operating loss recorded from the Spanish joint venture was £3.1m in 2009 (2008 - £5.8m). Our share of profit from SIS was £2.8m (2008 - £2.9m).

Non-operating exceptional items

We recorded exceptional costs of £23.4m (2008 - exceptional profit of £88.0m) in 2009. This included £20.5m fair value loss on the portion of our legacy hedging arrangements that are deemed to be ineffective. Of this, £2.4m was recorded in the first half and £18.1m in the second half as a result of completing our £300m corporate bond. This is in line with the expected range highlighted at the time of the corporate bond announcement. In addition, £2.9m in exceptional finance costs were incurred as a result of the rights issue and bond issue.

Finance costs

Pre-exceptional net finance costs in 2009 were £55.5m (2008 - £62.5m), reflecting the reduction in our average net debt.

Taxation

Tax on profit was £39.7m (2008 - £59.3m) or £48.5m pre-exceptional (2008 - £58.3m) in the year. The Group's effective tax rate reduced to 24.5% as a result of a greater proportion of operating profit coming from online activities based outside the UK. The effective tax rate post exceptional items is 32.8%. This is above the expected rate due to the fact that there is no tax relief for many of the exceptional items. Going forward, the Board expects the Group's pre-exceptional effective tax rate to be similar to the 2009 effective rate of 24.5%, reflecting the lower tax rate for William Hill Online.

Earnings per share

Basic pre-exceptional earnings per share decreased to 20.6p against 31.9p in 2008. On a post-exceptional basis, basic earnings per share fell to 9.5p against 47.3p in 2008. The 2008 earnings per share has been restated to reflect the rights issue in April. Under accounting guidelines, the average number of shares was 641.3 million for 2009 and 494.4 million for 2008. The difference between the basic EPS to the comparator relates to the exceptional gain in 2008, predominately the non-cash gain on transferring 29% of William Hill Online to Playtech, versus an exceptional loss in 2009.

Cash flow and net debt

The Group generated net cash inflow from operating activities before financing and tax of £279.9m, a reduction of £27.5m or 9% on 2008. This decrease was a result of a lower pre-exceptional operating profit.

We invested £36.5m in capital expenditure in 2009, including £14.4m in our LBO estate development programme and £14.0m in William Hill Online integration and product development. We paid £60.2m in net debt service costs, £49.3m in corporation tax, £17.5m in dividends and £17.4m in minority interest to Playtech.

Net debt for covenant purposes decreased to £602.6m at 29 December 2009 (30 December 2008 - £1,022.1m) as a result of using the proceeds of the rights issue and operating cash flow to pay down debt.

Risks and uncertainties

The principal risks and uncertainties for the Group remain consistent with those published on the corporate governance section within the investor section of the corporate website at www.williamhillplc.co.uk. The key risks for 2010 identified through our corporate risk management process are as follows:

- the impact of the challenging economic climate on trading;
- change to a gross profits tax on machines in Retail at a rate higher than our tax neutral position;
- ineffective brand identity hinders growth, particularly in Online;
- failure to take advantage of online international markets;
- countries fail to regulate online gambling or do so in a way that prevents William Hill Online from operating effectively; and
- failure to establish a market-leading in-play betting product online.

For a fuller discussion of these risks and how we are addressing them, please refer to our 2009 Annual Report and Accounts.

2009 Annual Report and Accounts

The 2009 Annual Report and Accounts, incorporating the audited financial statements, have been published today and are available as a PDF document on the Group's corporate website at www.williamhillplc.co.uk. In March, copies will be posted to shareholders or notifications will be sent to shareholders who have opted for electronic communication, at which point an HTML version will be provided via the corporate website.

Directors' responsibility statement

The directors confirm that to the best of their knowledge:

1. the financial statements, prepared in accordance with the applicable set of accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
2. the Business Review, which is incorporated into the Directors' Report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

This statement is in accordance with DTR 6.3 to cover our dissemination requirements.

Glossary and abbreviations

AMLD	Amusement Machine Licence Duty, payable on gaming machines. For the B2/B3 gaming machines available in William Hill shops, we pay £2,215 per machine per year.
Category B2	With gaming machines, Category B2 games have a maximum stake of £100, maximum payout of £500 and each game is a minimum of 20 seconds.
Category B3	With gaming machines, Category B3 games have a maximum stake of £1, maximum payout of £500 and each game is a minimum of 2.5 seconds.
Category C	With gaming machines, Category C games have a maximum stake of 50 pence, maximum payout of £70.
EBIT	Earnings before interest and tax.
EBITA	Earnings before interest, tax and amortisation relating to trade names, affiliate relationships and non competition agreements as described in note 12 to the Group Financial Statements, excluding exceptional items.
Gross win and net revenue	Gross win and net revenue are used internally as key performance indicators of the Group's business. The Board believes presentation of gross win/net revenue enhances an investor's understanding of the Group's underlying financial condition and results of operations. Gross win is calculated as the total amount that the Group retains from customers after paying out any winnings but before deducting VAT payable on income from gaming machines. For William Hill Online, it includes certain marketing-type costs, such as free bets. Gross win is being used as the primary top-line reporting measure for Retail OTC and machines in 2009 as the machines net revenue number is distorted by the temporarily lower VAT rate in 2009. Net revenue is the primary measure for Telephone and William Hill Online. This is defined as gross win less fair-value adjustments for free bets, promotions and bonuses, which are used extensively in online operations but less so in Retail. In Retail, net revenue is relevant to machines and represents gross win less VAT. All other betting tax charges in the Group are recorded in cost of sales.
Gross win margin / net revenue margin	This is a measure, *inter alia*, of the effect of sporting results on the business. The margin is defined as gross win/net revenue divided by amounts wagered. The margin is also affected by the mix of products with different margins and the amount of concessions or free bets offered to customers.
Pro forma	On 30 December 2008, William Hill acquired certain assets from Playtech and combined these with its existing interactive business to create William Hill Online. The pro forma numbers compare William Hill Online's 2009 performance with the combined 2008 results of William Hill's existing online business and the assets acquired from Playtech, as detailed in the announcement issued on 20 October 2008. All other numbers compare William Hill Online with William Hill's standalone interactive business.
William Hill Online	William Hill Online is a joint venture between William Hill and Playtech. William Hill owns 71% and Playtech 29%.

William Hill PLC
Consolidated Income Statement
for the 52 weeks ended 29 December 2009

	Before exceptional	Exceptional items	52 weeks ended 29 December 2009	Before exceptional	Exceptional items	52 weeks ended 30 December 2008

	Notes	items £m	(note 3) £m	Total £m	items £m	(note 3) £m	Total £m
Continuing Operations							
Amounts wagered	2	**15,489.1**	-	**15,489.1**	15,553.9	-	15,553.9
Revenue	2	**997.9**	-	**997.9**	963.7	-	963.7
Cost of sales	2	**(158.2)**	-	**(158.2)**	(166.2)	-	(166.2)
Gross profit	2	**839.7**	-	**839.7**	797.5	-	797.5
Other operating income		**6.1**	-	**6.1**	6.9	-	6.9
Other operating expenses		**(592.5)**	(53.2)	**(645.7)**	(522.9)	(5.4)	(528.3)
Share of results of associates and joint ventures		**(0.3)**	-	**(0.3)**	(2.9)	(5.4)	(8.3)
Operating profit		**253.0**	(53.2)	**199.8**	278.6	(10.8)	267.8
Profit on disposal of non-current assets	3	**-**	-	**-**	-	88.0	88.0
Investment income	4	**11.0**	-	**11.0**	27.0	-	27.0
Finance costs	3,5	**(66.5)**	(23.4)	**(89.9)**	(89.5)	-	(89.5)
Profit before tax	2	**197.5**	(76.6)	**120.9**	216.1	77.2	293.3
Tax	3,6	**(48.5)**	8.8	**(39.7)**	(58.3)	(1.0)	(59.3)
Profit for the period	10	**149.0**	(67.8)	**81.2**	157.8	76.2	234.0
Attributable to:							
Equity holders of the parent		**128.4**	(67.3)	**61.1**	157.8	-	234.0
Minority interest	11	**20.6**	(0.5)	**20.1**	-	-	-
		149.0	(67.8)	**81.2**	157.8	-	234.0
Earnings per share (pence)							
Basic (as restated)	8			**9.5**			47.3
Diluted (as restated)	8			**9.4**			47.1

Consolidated Statement of Recognised Income and Expense

for the 52 weeks ended 29 December 2009

	Notes	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Loss on cash flow hedges		**(20.0)**	(32.0)
Charged to income statement on de-designation		**18.5**	-
Actuarial loss on defined benefit pension scheme		**(24.2)**	(31.5)
Tax on items taken directly to equity		**1.3**	20.5
Net loss recognised directly in equity		**(24.4)**	(43.0)
Charged to income statement on cash flow hedges		**21.2**	(9.6)
Profit for the period		**81.2**	234.0
Total recognised income and expense for the period		**78.0**	181.4
Attributable to:			
Equity holders of the parent		**57.9**	181.4
Minority interest	11	**20.1**	-
		78.0	181.4

William Hill PLC
Consolidated Balance Sheet

as at 29 December 2009

	Notes	29 December 2009 £m	30 December 2008 £m
Non-current assets			
Intangible assets		**1,446.1**	1,491.5
Property, plant and equipment		**197.6**	209.6
Interest in associates and joint ventures		**6.6**	6.6
Deferred tax asset		**24.1**	19.6
		1,674.4	1,727.3
Current assets			
Inventories		**0.3**	0.5
Trade and other receivables		**55.9**	31.6
Cash and cash equivalents		**119.8**	76.5
		176.0	108.6

	Notes		
Total assets		**1,850.4**	1,835.9
Current liabilities			
Trade and other payables		**(109.2)**	(109.2)
Current tax liabilities		**(57.0)**	(61.1)
Borrowings	9	**(375.0)**	(0.8)
Derivative financial instruments		**(11.5)**	(4.5)
		(552.7)	(175.6)
Non-current liabilities			
Borrowings	9	**(294.2)**	(1,068.4)
Retirement benefit obligations	13	**(43.2)**	(25.9)
Derivative financial instruments		**(36.0)**	(37.0)
Deferred tax liabilities		**(168.0)**	(171.4)
		(541.4)	(1,302.7)
Total liabilities		**(1,094.1)**	(1,478.3)
Net assets		**756.3**	357.6
Equity			
Called-up share capital	10	**70.2**	35.4
Share premium account	10	**317.3**	-
Capital redemption reserve	10	**6.8**	6.8
Merger reserve	10	**(26.1)**	(26.1)
Own shares held	10	**(23.9)**	(31.1)
Hedging and translation reserves	10	**(12.8)**	(26.2)
Retained earnings	10	**412.6**	389.3
Equity attributable to equity holders of the parent		**744.1**	348.1
Minority interest	11	**12.2**	9.5
Total equity		**756.3**	357.6

The financial statements of William Hill PLC, registered number 4212563, were approved by the Board of directors and authorised for issue on 26 February 2010 and are signed on its behalf by:

.R J Topping S P Lane

Director Director

William Hill PLC
Consolidated Cash Flow Statement

for the 52 weeks ended 29 December 2009

	Notes	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Net cash from operating activities	12	**170.4**	209.9
Investing activities			
Dividend from associate		**2.8**	2.9
Interest received		**1.1**	12.9
Proceeds on disposal of property, plant and equipment		**1.5**	1.6
Proceeds on disposal of shares in joint ventures and associates		**-**	2.1
Proceeds on exceptional sale of freehold properties		**-**	4.5
Purchases of property, plant and equipment		**(22.4)**	(28.0)
Purchases of betting licences		**-**	(0.4)
Expenditure on computer software		**(14.1)**	(25.0)
Acquisition of subsidiaries		**-**	(1.5)
Investment in joint ventures		**(3.1)**	(6.2)
Net cash used in investing activities		**(34.2)**	(37.1)
Financing activities			
SAYE share option redemptions		**1.4**	0.7
Dividends paid	7,10	**(17.5)**	(80.8)
Minority dividends paid		**(17.4)**	-
Repayments of borrowings		**(693.0)**	(85.6)

New Finance raised from bond issue		**297.9**	-
Bond issue finance costs		**(4.0)**	-
New debt facility issue costs		**(12.4)**	-
Proceeds on issue of shares	10	**365.3**	-
Costs related to issue of shares	10	**(13.2)**	-
Net cash used in financing activities		**(92.9)**	(165.7)
Net increase in cash and cash equivalents in the period		**43.3**	7.1
Cash and cash equivalents at start of period		**76.5**	69.4
Cash and cash equivalents at end of period		**119.8**	76.5

William Hill PLC
Notes to the Group Financial Statements
for the 52 weeks ended 29 December 2009

1. Basis of accounting

General Information

William Hill PLC is a company incorporated in the United Kingdom under the Companies Act 2006. The address of the registered office is Greenside House, 50 Station Road, London, N22 7TP.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates

Adoption of new and revised standards

In preparing the Group financial statements for the current year the Group has adopted the following new International Financial Reporting Standards (IFRS), amendments to IFRS and Financial Reporting Interpretations Committee (IFRIC) interpretations, which have not had a significant effect on the results or net assets of the Group:

IFRIC 12	Service Concession Arrangements;
IFRIC 13	Customer Loyalty Programmes;

At the date of authorisation of these Group financial statements, the following Standards and Interpretations, which have not been applied in these Group financial statements, were in issue but not yet effective:

IFRS 1 (amended)	IAS 27 (amended) - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;
IFRS 2 (amended)	Share-based Payment - Vesting Conditions and Cancellations;
IFRS 3 (revised 2008)	Business Combinations;
IFRS 8	Operating segments;
IAS 1 (revised 2007)	Presentation of Financial Statements;
IAS 20 (amended)	Accounting for Government grants and disclosure of Government assistance;
IAS 23 (revised 2007)	Borrowing Costs;
IAS 24 (revised 2007)	Related Party Disclosures;
IAS 27 (revised 2008)	Consolidated and Separate Financial Statements;
IAS 32 (amended)	IAS 1 (amended) - Puttable Financial Instruments and Obligations Arising on Liquidation;
IAS 38 (amended)	Intangible assets;
IAS 39 (amended)	Financial instruments: Recognition and measurement;
IAS 40 (amended)	Investment property;
IFRIC 15	Agreements for the Construction of Real Estate;
IFRIC 16	Hedges of a Net Investment in a Foreign Operation;
IFRIC 17	Distributions of Non-cash Assets to Owners;
IFRIC 18	Transfers of Assets from Customers; and
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments.

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

The financial statements for the 52 weeks ended 29 December 2009, which have been approved by a committee of the Board of Directors on 26 February 2010 have been prepared on the basis of accounting policies set out in the Group's statutory accounts for the 52 weeks ended 30 December 2008. This preliminary report should therefore be read in conjunction with the 2008 financial statements.

The financial statements set out in this preliminary announcement do not constitute the Company's statutory accounts for the 52 week period ended 29 December 2009 or the 52 week period ended 30 December 2008, but is derived from those accounts. Statutory accounts for the 52 week period ended 30 December 2008 have been delivered to the Registrar of Companies and those for the 52 week period ended 29 December 2009 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts and their reports were unqualified and did not contain statements under section 498 (2) or (3) Companies Act 2006.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company has published full financial statements that comply with IFRS on 26 February 2010.

Basis of accounting

The Group financial statements have been prepared in accordance with IFRS. The Group financial statements have also been prepared in accordance with IFRS adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 29 December 2009. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business combination

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

Going concern

The Group meets its day to day working capital requirements through its cash resources supplemented by a revolving credit loan facility, which expires on 1 March 2010. As set out in note 9, the Group's funding requirements beyond this date have been satisfied by raising approximately £350m through a rights issue, a further £300m through the issue of 7.125% Guaranteed Notes due 2016 and renegotiating the Group's bank loan facilities of £538.5m, which includes a £179.5m revolving credit facility. Whilst current economic conditions create uncertainty over the level of demand for the Group's products; the Group's forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its new borrowing facilities.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and accounts.

2. Segment information

For management purposes, the Group is currently organised into three operating divisions - Retail, Online and Telephone. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 52 weeks ended 29 December 2009:

	Retail £m	Online £m	Telephone £m	Other £m	Corporate £m	Group £m
Amounts wagered	13,670.2	1,281.8	507.7	29.4	-	15,489.1
Payout	(12,912.7)	(1,078.3)	(478.0)	(22.2)	-	(14,491.2)
Revenue	**757.5**	**203.5**	**29.7**	**7.2**	-	**997.9**
GPT, duty, levies and other cost of sales	(125.7)	(24.7)	(7.0)	(0.8)	-	(158.2)
Gross profit	631.8	178.8	22.7	6.4	-	839.7
Depreciation	(23.7)	(0.7)	(1.2)	(0.3)	(1.3)	(27.2)
Amortisation[1]	(2.1)	(11.3)	(0.8)	-	-	(14.2)
Other administrative expenses	(403.3)	(97.9)	(22.5)	(5.5)	(15.8)	(545.0)
Exceptional operating expense	(8.2)	(10.2)	(34.8)	-	-	(53.2)
Segment operating profit/(loss) pre-exceptional items	**194.5**	**58.7**	**(36.6)**	**0.6**	**(17.1)**	**200.1**
Exceptional items	-	-	-	-	(23.4)	(23.4)
***Segment operating profit/(loss) after* exceptional items**	**194.5**	**58.7**	**(36.6)**	**0.6**	**(40.5)**	**176.7**
Share of result of associate, joint ventures, and impairment charges					(0.3)	(0.3)
Investment income					11.0	11.0
Finance costs					(66.5)	(66.5)
(Loss)/profit before tax					**(96.3)**	**120.9**
Balance sheet information						
Total segment assets	1,383.5	289.7	61.5	14.9	76.7	1,826.3
Total segment liabilities	(38.7)	(51.2)	(9.2)	(0.2)	(789.8)	(889.1)
Investment in associates and joint ventures	-	-	-	-	6.6	6.6
Capital additions	14.4	14.0	2.3	-	4.0	34.7
Included within Total assets:						
Goodwill	681.0	183.9	45.6	7.1	-	917.6
Other intangibles with indefinite lives	484.6	-	-	-	-	484.6

(1) Included within amortisation for the Online segment is £5.5m of amortised intangible assets relating to trade names and affiliate relationships arising from the acquisition of Playtech assets

Business segment information for the 52 weeks ended 30 December 2008:

	Retail £m	Online £m	Telephone £m	Other £m	Corporate £m	Group £m
Amounts wagered	13,567.0	1,414.8	545.0	27.1	-	15,553.9
Payout	(12,776.3)	(1,289.7)	(505.2)	(19.0)	-	(14,590.2)
Revenue	**790.7**	**125.1**	**39.8**	**8.1**	-	**963.7**
GPT, duty, levies and other cost of sales	(135.6)	(20.4)	(9.2)	(1.0)	-	(166.2)
Gross profit	655.1	104.7	30.6	7.1	-	797.5
Depreciation	(25.2)	(1.0)	(0.9)	(0.3)	(2.1)	(29.5)
Amortisation	(2.8)	(3.4)	(0.2)	-	-	(6.4)
Other administrative expenses	(387.0)	(45.7)	(23.6)	(5.6)	(18.2)	(480.1)
Exceptional operating expense	-	(5.4)	-	-	-	(5.4)
Segment operating profit/(loss) pre-exceptional items)	**240.1**	**49.2**	**5.9**	**1.2**	**(20.3)**	**276.1**
Exceptional items	-	86.4	-	-	2.8	89.2
***Segment operating profit/(loss) after* exceptional items**	**240.1**	**135.6**	**5.9**	**1.2**	**(17.5)**	**365.3**
Share of result of associate and joint ventures					(9.5)	(9.5)
Investment income					27.0	27.0
Finance costs					(89.5)	(89.5)
Profit/(loss) before tax					**(89.5)**	**293.3**

Balance sheet information						
Total segment assets	1,363.9	261.0	90.0	15.5	85.9	1,816.3
Total segment liabilities	(38.6)	(39.0)	(8.9)	(0.3)	(1,181.7)	(1,268.5)
Investment in associates and joint ventures	-	-	-	-	6.6	6.6
Capital additions	29.5	17.4	4.9	0.3	-	52.1
Included within Total assets:						
Goodwill	687.8	183.9	80.4	7.1	-	959.2
Other intangibles with indefinite lives	484.3	-	-	-	-	484.3

The Retail distribution channel comprises all activity undertaken in LBOs including gaming machines. The Online segment comprises all activity undertaken on-line including an online sportsbook, online casino, online poker sites and other gaming products. The Telephone segment comprises the Group's telephone betting services including telephone bet capture positions at its call centres in Leeds and Sheffield. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include corporation and deferred tax, net borrowings, and pension liability as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segment information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a small portion of the Group's net assets is located outside of the United Kingdom.

Reconciliation of segment liabilities to the consolidated balance sheet

	Assets		Liabilities	
	29 December 2009 £m	30 December 2008 £m	**29 December 2009 £m**	30 December 2008 £m
Total segment assets/(liabilities)	**1,826.3**	1,816.3	**(889.1)**	(1,268.5)
Current tax assets/(liabilities)	**-**	-	**(37.0)**	(38.4)
Deferred tax assets/(liabilities)	**24.1**	19.6	**(168.0)**	(171.4)
Total assets/(liabilities)	**1,850.4**	1,835.9	**(1,094.1)**	(1,478.3)

3. Exceptional items

Exceptional items are those items the Group considers to be one-off or material in nature that should be brought to the reader's attention in understanding the Group's financial performance. Exceptional items are as follows:

	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Operating		
Impairment of assets and costs in relation to termination of NextGen programme[1]	-	(4.0)
Integration costs in respect of William Hill Online[2]	**(10.2)**	(1.4)
Impairment of joint venture[3]	-	(5.4)
Telephone business goodwill write off[4]	**(34.8)**	-
Impairment of assets within Willstan Racing (Ireland) Limited[5]	**(8.2)**	-
	(53.2)	(10.8)
Non-Operating		
Gain on disposal of William Hill Online[6]	-	86.4
Sale and leaseback of LBO properties[7]	-	2.8
Loss on disposal of joint venture[8]	-	(1.2)
Fair value loss on hedging arrangements[9]	**(20.5)**	-
Costs in respect of rights issue and re-financing[10]	**(2.9)**	-
	(23.4)	88.0
Total exceptional items	**(76.6)**	77.2

The tax impact of exceptional items is as follows:

	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Tax relief expected in respect of assets impairment and costs in relation to the termination of the NextGen programme[1]	-	1.1
Integration costs in respect of William Hill Online[2]	**2.4**	0.3
Impairment of joint ventures[3]	-	-
Gain on disposal of William Hill Online[4]	-	(1.7)
Deferred tax charge on held over capital gain on sale and leaseback of LBO's[7]	-	(0.7)
Tax credit in respect of rights issue and finance costs[10]	**0.3**	-
Deferred tax relief on Irish assets write off[5]	**0.4**	-
Tax credit in respect of fair value loss on hedging arrangements[9]	**5.7**	-
	8.8	(1.0)

1 In November 2007 the Board of Directors instigated a review of the NextGen programme. During the 52 weeks ended 30 December 2008, further costs of £4.0m were incurred relating to this decision. There have been no corresponding charges in the 52 weeks ended 29 December 2009.

2 Integration costs of £10.2m have been incurred in relation to the WH Online transaction, including a £4.0m software write-down (52 weeks ended 30 December 2008 £1.4m). See note 6 below.

3 During the 52 weeks ended 30 December 2008, the carrying value of the Spanish joint venture was reviewed in line with IAS 31 "Impairment of assets" and resulted in an impairment charge of £5.4m. On 10 January 2010, William Hill PLC announced completion of Codere's purchase of William Hill's 50% stake in the Victoria Apuesta joint venture. As per the terms of the agreement, Codere completed the purchase for the sum of 1 euro.

4 Following a review of the carrying value of goodwill in line with the requirements of IAS36, the directors have written down the carrying value of goodwill in the telephone division by £34.8m.

5 Following a review of the carrying value of goodwill in line with the requirements of IAS36, the directors have written down the carrying value of goodwill in the Republic of Ireland LBOs by £6.8m and have also written down fixed assets in the Republic of Ireland LBOs by £1.4m.

6 WH Online - in October 2008, the Group announced its intention to buy certain assets and companies from Playtech Limited in return for a share in its online business. The sale of part of its online business was completed on 30 December 2008 and generated a gain of £86.4m. The tax charge on this gain is low as there is not a disposal of the underlying assets for tax purposes.

7 Income in 2008 arose from the sale and leaseback of 14 LBO properties and is shown net of costs in the corresponding amounts.

8 On 2 July 2008, the Group announced the sale of its Italian joint venture company, William Hill Codere Italia Srl to INTRALOT Italia spa. This resulted in a loss on disposal.

9 The Group's policy is to hedge variable interest rates on its loans at around 80% of the total exposure to variable interest rates, using an equal measure of swaps and collars, with any movements in valuation taken to equity. The proceeds of the rights issue and high yield bond were issued to pay down £650m of debt, resulting in the Group being over-hedged. The Group has therefore de-designated a number of its derivative contracts from hedge accounting and under IAS 39 reclassed the cumulative losses on these contracts to the income statement.

10 On 27 February 2009, the Group announced an underwritten rights issue and refinancing of its bank loans. In addition, in November 2009, the Group issued a £300m corporate bond. Costs relating specifically to the bank refinancing and bond issue have been capitalised and written off over the term of the facilities or life of the bond as appropriate, leaving £2.9m expensed as an exceptional item.

4. Investment income

	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Interest on bank deposits	**1.1**	3.3
Fair value gains on interest rate swaps and collars transferred from equity for cash flow hedges		

of floating rate debt	-	9.6
Expected return on pension scheme assets (note 13)	**9.9**	14.1
	11.0	27.0

5. Finance costs

	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Interest payable and similar charges:		
Bank loans and overdrafts	**31.0**	74.9
Amortisation of finance costs	**1.6**	1.8
Fair value losses on interest rate swaps and collars transferred from equity for cash flow hedges of floating rate debt (see note 3)	**21.2**	-
Net interest payable	**53.8**	76.7
Interest on pension scheme liabilities (note 13)	**12.7**	12.8
	66.5	89.5

6. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Current tax:		
UK corporation tax at 28% (2008 - 28.5%)	**49.9**	63.4
Overseas tax	**2.0**	-
Adjustment in respect of prior years	**(4.1)**	(7.4)
Total current tax charge	**47.8**	56.0
Deferred tax:		
Origination and reversal of timing differences	**(9.9)**	2.0
Impact from changes in statutory tax rates	**(2.3)**	-
Adjustment in respect of prior years	**4.1**	1.3
Total deferred tax (credit)/charge	**(8.1)**	3.3
Total tax on profit on ordinary activities	**39.7**	59.3

The effective tax rate in respect of ordinary activities before exceptional costs and excluding associate and joint venture income is 24.5% (52 weeks ended 30 December 2008 - 26.6%). The effective tax rate in respect of ordinary activities after exceptional items was 32.8% (52 weeks ended 30 December 2008 - 20.0%). The current period's charge excluding exceptional items is lower than the statutory rate of 28.0% mainly due to a lower effective tax rate on the income of William Hill Online and a deferred tax credit resulting from the fall in Gibraltar tax rate, reducing certain deferred tax liabilities. The differences between the total tax shown above, and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	52 weeks ended 29 December 2009		52 weeks ended 30 December 2008	
	£m	%	£m	%
Profit before tax	**120.9**		293.3	
Add: share of results of associates and joint ventures	**0.3**		2.9	
	121.2	**100.0**	296.2	100.0
Tax on Group profit at standard UK corporation tax rate of 28% (2008 - 28.5%)	**33.9**	**28.0**	84.4	28.5
Impact of changes in statutory tax rates	**(2.3)**	**(1.9)**	-	-
Lower effective tax rate of William Hill Online	**(5.4)**	**(4.5)**	-	-
Adjustment in respect of prior periods	**-**	**-**	(6.1)	(2.1)
Permanent differences - non deductible expenditure	**13.5**	**11.2**	4.3	1.5
Permanent differences - non taxable income	**-**	**-**	(23.3)	(7.9)
Total tax charge	**39.7**	**32.8**	59.3	20.0

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax.

7. Dividends proposed and paid

	52 weeks ended 29 December 2009 Per share	52 weeks ended 30 December 2008 Per share	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Equity shares:				
- current year interim dividend paid	**2.5p**	7.75p	**17.5**	27.0
- prior year final dividend paid	**-**	15.50p	**-**	53.8
	2.5p	23.25p	**17.5**	80.8
Second interim dividend	**5.0p**	-	**34.9**	-

The directors have approved a second interim dividend of 5.0p per share, in lieu of final dividend, to be paid on 1 April 2010 to ordinary shareholders on the Register of Members on 12 March 2010. Together with the interim dividend 2.5p per share paid on 7 December 2009, this makes a total of 7.5p per share for the year. In line with the requirements of IAS 10 - 'Events after the Balance Sheet Date', this dividend has not been recognised within these results.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. Details of shares held by the William Hill Holdings 2001 Employee Benefit Trust and in treasury are given in note 10. The Company estimates that 697.2m shares will qualify for the final dividend.

8. Earnings per share

The earnings per share figures for the respective periods are as follows:

	52 weeks ended 29 December 2009			*52 weeks ended 30 December 2008 (restated)*		
	Basic	***Potentially dilutive share* options**	**Diluted**	Basic	Potentially *dilutive share* options	Diluted
Profit after tax attributable to equity holders of the parent for the financial period £m	**61.1**	**-**	**61.1**	234.0	-	234.0
Exceptional items (note 3) £m	**76.6**	**-**	**76.6**	(77.2)	-	(77.2)
Exceptional items - tax charge (note 3) £m	**(8.8)**	**-**	**(8.8)**	1.0	-	1.0
Amortisation of intangibles £m	**4.0**	**-**	**4.0**	-	-	-
Minority interest share of exceptional £m	**(0.5)**	**-**	**(0.5)**	-	-	-
Profit after tax for the financial period before exceptional items	**132.4**	**-**	**132.4**	157.8	-	157.8
Weighted average number of shares (million)	**641.3**	**5.8**	**647.1**	494.4	2.6	497.0
Earnings per share (pence)	**9.5**	**(0.1)**	**9.4**	47.3	(0.2)	47.1
Amortisation adjustment £m	**0.1**	**-**	**0.1**	-	-	-
Exceptional adjustment £m	**11.0**	**-**	**11.0**	(15.4)	-	(15.4)
Earnings per share - adjusted	***20.6***	***(0.1)***	***20.5***	31.9	(0.2)	31.7

The comparator figures have been restated to take into account the impact of the rights issue in line with IAS 33 "Earnings Per Share".

An adjusted earnings per share, based on profit for the prior period before exceptional items, has been presented in order to highlight the underlying performance of the Group.

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 4.5m in the 52 weeks ended 29 December 2009 (52 weeks ended 30 December 2008 - 6.2m).

9. Bank loans and other borrowings

	29 December 2009 £m	30 December 2008 £m
Borrowings at amortised cost		
Bank loans	**374.8**	1,068.0
£300m 7.125% Guaranteed Notes due 2016	**293.9**	-
Finance leases	**0.5**	1.2
	669.2	1,069.2
The borrowings are repayable as follows:		
Amounts due for settlement within one year	**375.0**	0.8
In the second year	**0.3**	819.4
In the third to fifth years inclusive	**-**	249.0
After more than five years	**293.9**	-
	669.2	1,069.2
Less: amount due for settlement within 12 months (shown under current liabilities)	**(375.0)**	(0.8)
Amount due for settlement after 12 months	**294.2**	1,068.4

At the beginning of the year, the Group had total bank facilities of £1,450m available to it under two facility agreements. The first, totalling £1,200m repayable on 1 March 2010, and the second, a term loan for £250m repayable on 30 July 2011. On 27 February 2009, £250m of the committed but undrawn facilities from the first agreement were cancelled, reducing the available facilities to £950m. On the same date, new Forward Start Facilities totalling £588.5m, available for drawing from 17 January 2010, were entered into.

On 8 April 2009, the £350m net proceeds of the rights issue were used to repay borrowings under the Group's bank facilities. At the same time, the amount available under the first facility was reduced to £700m.

On 12 November 2009, the Company issued £300m 7.125% Guaranteed Notes due 2016, the proceeds of which were used to repay borrowings under the Group's bank facilities. At the same time, £50m of the Group's Forward Start Facilities were cancelled, reducing them to £538.5m.

On 29 January 2010, the Group utilised its new Forward Start Facilities to repay its outstanding bank loans.

Bank Facilities

As at 29 December 2009, the Group's committed bank loan facilities can be summarised as follows:

(i) £700m bank facility (Existing Facility) maturing on 1 March 2010, split equally into a £350m Term Loan and a £350m Revolving Credit Facility; and

(ii) £538.5m Forward Start Facility available from 17 January 2010 and expiring on 31 March 2012 split into a £359m Term Loan and a £179.5m Revolving Credit Facility.

Borrowings under the loan agreements are secured by guarantees given by the Company and by William Hill Organization Limited - one of the principal operating subsidiaries of the Group.

On 29 January 2010, the £359m Term Loan element of the Forward Start Facilities was drawn down and the proceeds used to repay all outstanding borrowings under the Existing Facility which was cancelled on the same date.

Borrowings under The Forward Start Facilities incur interest at LIBOR plus a margin of 2.5% to 3.0%, determined by the Group's consolidated Net Debt to EBITDA ratio. A commitment fee is also payable in respect of available but undrawn borrowings equal to 50% of the margin then applicable.

The finance fees on the new Forward Start Facilities have been allocated to the term loan and revolving facility in proportion to the amounts available under each facility. At 29 December 2009 these amounts have been capitalised as prepayments in the consolidated balance sheet and they will be amortised on a straight line basis over the period for which the facilities remain available. Commitment fees in relation to cancelled facilities have been written off.

Overdraft facility

At 29 December 2009, the Group had an overdraft facility with National Westminster Bank PLC of £5m (30 December 2008 - £5m). The balance on this facility at 29 December 2009 was £nil (30 December 2008 - £nil).

10. Reserves

	Called-up share capital £m	Premium on ordinary shares £m	Capital redemption reserve £m	Merger reserve	Own shares held £m	Hedging and translation reserve £m	Retained Earnings £m	Total £m
At 1 January 2008	35.4	-	6.8	(26.1)	(34.4)	3.2	248.2	233.1
Retained profit for the financial period	-	-	-	-	-	-	234.0	234.0
Items taken directly to statement of recognised income and expense	-	-	-	-	-	(20.3)	(22.7)	(43.0)
Transfer of own shares to recipients	-	-	-	-	3.3	-	(2.4)	0.9
Credit recognised in respect of share remuneration	-	-	-	-	-	-	4.1	4.1
Tax receipt in respect of share remuneration	-	-	-	-	-	-	8.9	8.9
Exchange differences on translation of overseas operations	-	-	-	-	-	0.5	-	0.5
Transfer to income	-	-	-	-	-	(9.6)	-	(9.6)
Dividends paid (note 7)	-	-	-	-	-	-	(80.8)	(80.8)
At 30 December 2008	**35.4**	**-**	**6.8**	**(26.1)**	**(31.1)**	**(26.2)**	**389.3**	**348.1**
Retained profit for the financial period	-	-	-	-			61.1	61.1
Shares issued as part of rights issue	34.8	317.3	-	-	-	-	-	352.1
Transfer of own shares to recipients			-	-	7.2		(6.4)	0.8
Credit recognised in respect of share remuneration	-	-	-	-	-	-	5.0	5.0
Tax charge in respect of share remuneration	-	-	-	-	-	-	(1.5)	(1.5)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	-	(17.4)	(17.4)
Change in fair value of derivatives	-	-	-	-	-	34.5	-	34.5
Transfer to income on derivatives	-	-	-	-	-	(20.3)	-	(20.3)
Exchange differences on translation of overseas operations	-	-	-	-	-	(0.8)	-	(0.8)
Dividends paid (note 7)	-	-	-	-	-	-	(17.5)	(17.5)
At 29 December 2009	**70.2**	**317.3**	**6.8**	**(26.1)**	**(23.9)**	**(12.8)**	**412.6**	**744.1**

On 8 April 2009, the Group issued 347,927,441 ordinary shares of 10p each, as part of a one-for-one Rights Issue. The shares were issued at £1.05 raising £352.1m after expenses of £13.2m. The excess of cash received over nominal value was recorded as share premium.

Own shares held comprise:

	29 December 2009			30 December 2008		
	Number of shares	Nominal value £m	Cost £m	Number of shares	Nominal value £m	Cost £m
William Hill Holdings EBT	**3,810,000**	**0.4**	**20.3**	1,000	-	-
Treasury shares	**701,000**	**0.1**	**3.7**	5,846,000	0.6	31.1
	4,511,000	**0.5**	**24.0**	5,847,000	0.6	31.1

The shares held in treasury were purchased at a weighted average price of £5.32 (30 December 2008 - £5.32). The shares held in the William Hill Holdings EBT were purchased at a weighted average price of £5.32 (30 December 2008 - £1.15). The total value of shares held in treasury and trust was £24.0m.

11. Minority interest

	£m
At 31 December 2008	9.5
Playtech share of profit for the period	20.1
Amounts paid to Playtech	(17.4)
At 29 December 2009	12.2

The minority interest relates to the 29% share in William Hill Online owned by Playtech Limited.

12. Notes to the cash flow statement

	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Operating profit before exceptional items	**253.0**	278.6
Adjustments for:		
Share of result of associates and joint ventures	**0.3**	2.9
Depreciation of property, plant and equipment	**28.6**	29.5
Amortisation of computer software	**8.7**	6.4
Amortisation of Trade Names, affiliates and NCA	**5.5**	-
Loss/(gain) on disposal of property, plant and equipment	**1.7**	(0.7)
Gain on disposal of LBOs	**(0.7)**	(0.1)
Cost charged in respect of share remuneration	**5.0**	4.1
Defined benefit pension cost less cash contributions	**(9.8)**	(7.6)
Foreign exchange reserve movement	**(0.8)**	0.5
Exceptional operating expense	**(8.4)**	(2.4)
Movement on financial derivatives	**0.7**	0.2
Operating cash flows before movements in working capital:	**283.8**	311.4
Decrease in inventories	**0.2**	0.1
Increase in receivables	**(11.7)**	(2.7)
Increase/(decrease) in payables	**7.6**	(1.4)
Cash generated by operations	**279.9**	307.4
Income taxes paid	**(49.3)**	(38.1)
Interest paid	**(60.2)**	(59.4)
Net cash from operating activities	**170.4**	209.9

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and overnight deposits.

13. Retirement benefit schemes

The Group operates a number of defined contribution and defined benefit pension schemes in the United Kingdom and Republic of Ireland. The UK schemes are operated under a single trust and the assets of all the schemes held separately from those of the Group in funds under the control of trustees. The respective costs of these schemes are as follows:

	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Defined contribution scheme (charged to operating profit)	**2.2**	2.0
Defined benefit scheme (charged to operating profit)	**5.2**	6.4
Defined benefit scheme (charged to finance costs)	**2.8**	(1.3)
Defined benefit scheme (charged to Statement of Recognised Income and Expense)	**24.2**	31.5

	34.4	38.6

Defined contribution schemes

The defined contribution scheme, to which both the Group and employees contribute to fund the benefits are available for all eligible employees. The only obligation of the Group with respect to these schemes is to make the specified contributions.

The total cost charged to income in respect of these schemes represents contributions payable to this scheme by the Group at rates specified in the rules of the scheme. As at 29 December 2009, contributions of £0.4m (30 December 2008 - £nil) due in respect of the current reporting period had not been paid over to the schemes.

Defined benefit scheme

The Group also operates a defined benefit scheme in the UK for eligible employees which closed to new members in 2002. Under the scheme, employees are entitled to retirement benefits varying between 1.67% and 3.33% of final pensionable pay for each year of service on attainment of a retirement age of 63. The scheme is a funded scheme and the rate of Company contributions paid during 2009 for future service benefits was 25.0% of members' pensionable pay. In addition, during 2009 the Group made an additional contribution of £9.4m as part of the five-year funding plan agreed with the trustees to remove the funding deficit disclosed on the basis of the formal actuarial valuation at 30 September 2004. The general principles adopted by the Trustees for the purposes of this funding valuation are that the assumptions used, taken as a whole, will be sufficiently prudent for pensions already in payment to continue to be paid, and to reflect the commitments which will arise from members' accrued pensions right. The Group expects to make contributions of £14.4m in the next financial period. This includes a further contribution of £9.4m in respect of the funding deficit following the last actuarial valuation at 30 September 2007.

For the purposes of preparing the information disclosed in these accounts, a full actuarial valuation of the scheme was carried out at 30 September 2007 and updated to 29 December 2009 by a qualified independent actuary. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

Disclosure of principal assumptions

The financial assumptions used by the actuary in determining the present value of the defined benefit scheme's liabilities were:

	29 December 2009	30 December 2008
Rate of increase of salaries	**4.60%**	3.75%
Rate of increase of pensions in payment	**3.60%**	2.75%
Discount rate	**5.70%**	6.00%
Rate of increase in inflation	**3.60%**	2.75%

In accordance with the accounting standard, the discount rate has been determined by reference to market yields at the balance sheet date on high quality fixed income investments at a term consistent with the expected duration of the liabilities. Price inflation is determined by the difference between the yields on fixed and index-linked government bonds with an adjustment to allow for differences in the demand for these bonds, which can distort this figure. The Bank of England target inflation rate has also been considered in setting this assumption. The expected rate of salary growth and pension increases are set with reference to the expected rate of inflation.

The mortality assumption is kept under review and has been updated. The current life expectancies for a male member underlying the value of the accrued liabilities are:

Life expectancy at age 63	**29 December 2009**	30 December 2008
Member currently aged 63	**24 years**	24 years
Member currently aged 45	**25 years**	25 years

The assets in the scheme and their expected rate of return are set out in the table below. The expected rate of return is determined by taking the long term rates of return available on government and corporate bonds at the balance sheet date. The expected return on equities is calculated by applying a suitable "risk premium" to the return on government bonds having regard to historic returns and long-term future expectations.

	29 December 2009		30 December 2008	
	Expected return %	**value £m**	Expected return %	value £m
Equities	**6.5**	**132.0**	5.9	91.4
Corporate Bonds	**5.7**	**33.3**	6.0	28.4
Gilts and Cash	**4.5**	**64.9**	3.9	69.6
Total market value of assets		**230.2**		189.4
Present value of scheme liabilities		**(273.4)**		(215.3)
Deficit in scheme		**(43.2)**		(25.9)

Analysis of the amount charged to operating profit:

	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m

Current service cost	**4.8**	6.2
Past service cost	**0.4**	0.2
Total operating charge	**5.2**	6.4

Analysis of the amount charged/(credited) to finance costs:

	52 weeks ended 29 December 2009 £m	52 weeks ended 30 December 2008 £m
Expected return on pension scheme assets	**(9.9)**	(14.1)
Interest on pension scheme liabilities	**12.7**	12.8
Net cost	**2.8**	(1.3)

Analysis of the amounts recognised in the Consolidated statement of recognised income and expense:

	52 weeks ended 30 December 2009 £m	52 weeks ended 30 December 2008 £m
Actual return less expected return on pension scheme assets	**(22.6)**	62.1
Experience (gains)/losses arising on the scheme liabilities	**(2.6)**	-
Changes in assumptions underlying the present value of the scheme liabilities	**49.4**	(30.6)
	24.2	31.5

Movements in the present value of defined benefit obligations in the current period were as follows:

	29 December 2009 £m	30 December 2008 £m
At beginning of period	**215.3**	232.5
Movement in period:		
Service cost	**4.8**	6.2
Interest cost	**12.7**	12.8
Contributions from scheme members	**1.0**	1.1
Actuarial losses/(gains)	**46.8**	(30.6)
Benefits paid	**(7.6)**	(6.9)
Past service cost	**0.4**	0.2
At end of period	**273.4**	215.3

Movements in the present value of fair value of scheme assets in the current period were as follows:

	29 December 2009 £m	30 December 2008 £m
At beginning of period	**189.4**	229.2
Movement in period:		
Expected return on scheme assets	**9.9**	14.1
Actuarial gains/(losses)	**22.6**	(62.1)
Contributions from the sponsoring companies	**14.9**	13.9
Contributions from scheme members	**1.0**	1.1
Benefits paid	**(7.6)**	(6.8)
At end of period	**230.2**	189.4